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                                                                      Exhibit 99

NEWS RELEASE                                               FOR IMMEDIATE RELEASE
                                                   For More Information Contact:
                                                            J. Patrick Nicholson
                                                         Chief Executive Officer
                                                                              or
                                                                 James K. McHugh
                                                         Chief Financial Officer
                                                                  (419) 535-6374

              N-VIRO REPORTS PROFITS FOR THIRD SUCCESSIVE QUARTER
              ---------------------------------------------------

Toledo, Ohio, November 12, 1997 - N-Viro International Corporation [NASDAQ/NVIC] announced today it had a net profit of $105,000, or $.04 per share, for its third quarter, ended September 30, 1997, compared to a net loss of $263,000, or $.13 per share, for the comparable quarter in 1996. For the nine months ended September 30, 1997, the Company had a net profit of $479,000, or $.22 per share, compared to a net loss of $127,000, or $.06 per share, for the comparable period in 1996. This marks the third successive quarter that net income has been reported by the Company.

After excluding $600,000 in revenues pertaining to the defaulted Malaysian contract and associated commission expense and reserves reported in the third quarter of 1996, during the three months and nine months ended September 30, 1997, revenues increased by $174,000 and $375,000, respectively, or 21 percent and 14 percent, respectively. General and administrative expenses decreased by $71,000 and $254,000, respectively, or 14 percent and 16 percent, respectively, over the comparable periods in 1996.

J. Patrick Nicholson, N-Viro CEO said: "Typically, the third quarter has been our most difficult period. We are encouraged by 1997 results, by a greatly improved balance sheet, by our recently announced new contracts for New York City and Israel and with the renewed vigor shown by the USEPA in enforcing biosolids regulations. We also firmly believe that increased public concern over CO2 and methane emissions and water quality will significantly encourage the selection of Exceptional Quality (EQS) treatment processes that create real products. The EQS processes will be chosen in lieu of disposal or organic waste management options that generate ozone-depleting emissions or negatively impact water quality and watersheds with excessive nutrients, organics and pathogens."

N-Viro International develops, markets and licenses the N-Viro technology. N-Viro's patented process uses mineral-rich, combustion by-products to treat, pasteurize, immobilize and convert wastewater sludges and other bio-organic wastes into bio-mineral agricultural and soil-enrichment products with real market value.

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